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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (AMENDMENT NO. 1)*

                                 MAIL.COM, INC.
                                ----------------
                                (Name of Issuer)

                 CLASS A COMMON STOCK, $.01 PAR VALUE PER SHARE
                 ----------------------------------------------
                         (Title of Class of Securities)

                                  560311 10 2
                                 --------------
                                 (CUSIP Number)

                               Kevin S. Moore
                                  President
                           The Clark Estates, Inc.
                      One Rockefeller Plaza, 31st Floor
                          New York, New York 10020
                          Tel. No.: (212) 977-6900

                               With a copy to:
                            Robin L. Spear, Esq.
                           Pillsbury Winthrop LLP
                           One Battery Park Plaza
                        New York, New York 10004-1490
                          TEL. NO.: (212) 858-1000
     ------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               MARCH 20, 2001
                            --------------------
           (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                              AMENDMENT NO. 1 TO
                                 SCHEDULE 13D

===================================================================================================================================
CUSIP NO. 560311 10 2
-----------------------------------------------------------------------------------------------------------------------------------
           1  NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   THE CLARK ESTATES, INC.
                   13-5524538
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           2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                               (a) |_|
                                                                                                                             (b) |X|
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           3  SEC USE ONLY
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           4  SOURCE OF FUNDS
                   OO
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           5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                |_|
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           6  CITIZENSHIP OR PLACE OF ORGANIZATION

                   NEW YORK
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      NUMBER OF SHARES               7  SOLE VOTING POWER
        BENEFICIALLY
                                           9,973,750* (SEE ITEM 5.)
                              -----------------------------------------------------------------------------------------------------
  OWNED BY EACH REPORTING            8  SHARED VOTING POWER
        PERSON WITH
                                           0
                              -----------------------------------------------------------------------------------------------------
                                     9  SOLE DISPOSITIVE POWER

                                           9,973,750* (SEE ITEM 5.)
                              -----------------------------------------------------------------------------------------------------
                                    10  SHARED DISPOSITIVE POWER

                                           0
-----------------------------------------------------------------------------------------------------------------------------------
          11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   9,973,750* (SEE ITEM 5.)
-----------------------------------------------------------------------------------------------------------------------------------
          12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                                  |_|
------------- ---------------------------------------------------------------------------------------------------------------------
          13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   11.6%* (SEE ITEM 5.)
------------------------------------------------------------------------------------------------------------------------------------
          14  TYPE OF REPORTING PERSON
                   CO
====================================================================================================================================


---------------------

* Excludes shares that may be issued as Adjustment Shares (as hereinafter defined) and shares to be issued in payment of interest on the Notes but includes Shares issuable upon conversion of the Notes. (See Item 3 herein and Item 3 of the initial filing on Schedule 13D.)


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                               AMENDMENT NO. 1
                                      TO
                                 SCHEDULE 13D
                               ----------------


         This Amendment No. 1 is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the Reporting Person and refers only to information which has materially changed since the filing of the
Schedule 13D by the Reporting Person on January 18, 2001. The items identified below, or the particular paragraph of such items which are identified below, are amended to add the information as set forth below. Capitalized terms not otherwise defined have the meanings ascribed to them in the original Schedule 13D.

Item 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
           -------------------------------------------------


         On March 20, 2001, Federal Partners, L.P. ("Federal Partners") purchased from the Issuer pursuant to a Common Stock Purchase Agreement (the "Common Stock Purchase Agreement") three million (3,000,000) shares of Class A Common Stock (the "Shares") for the purchase price of $1.00 per share. Federal Partners is a limited partnership, the general partner of which is Ninth Floor Corporation. The Reporting Person provides management and administrative services to Federal Partners.

         An additional number of shares of Class A Common Stock will be issued to Federal Partners (the "Adjustment Shares") such that Federal Partners' effective purchase price per share of the Shares shall be equal to $.75 per share if the following conditions both occur: (i) the closing price of the Class A Common Stock on the principal securities exchange on which the Class A Common Stock is then traded has not been at or above $10 per share for at least five consecutive trading days during 2001 and (ii) a registration statement covering the shares of Class A Common Stock issuable upon conversion of the Issuer's senior convertible notes issued pursuant to the Note Exchange Agreement dated as of January 31, 2001 is declared effective by


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the Securities and Exchange Commission. The number and kind of Adjustment
Shares, the adjustment price, and the $10 per share price set forth in the preceding sentence are all subject to anti-dilution adjustments.

         The purchase price for the Shares was provided by funds available for investment by accounts for which the Reporting Person provides management and administrative services.

Item 4.    PURPOSE OF TRANSACTION.
           ----------------------


         The purpose of the acquisition of the Shares was for investment. The Reporting Person currently does not have any plans or proposals of the type set forth in Paragraphs (a) through (j) of Item 4 of Schedule 13D, except that the Reporting Person may acquire additional shares of the Class A Common Stock in open market transactions for investment purposes. Any decision of the Reporting Person either to purchase additional shares of the Class A Common Stock or to dispose of any of such shares will take into account various factors, including general economic and stock market conditions.

Item 5.    INTEREST IN SECURITIES OF THE ISSUER.
           ------------------------------------


         (a) The 9,943,800 shares of Class A Common Stock, including the 5,000,000 shares issuable upon conversion of the Notes but excluding shares to be issued in payment of interest on the Notes and any shares that may be issued as Adjustment Shares, held by the accounts referred to in Item 3 above and the initial filing on Schedule 13D, together with the 29,950 shares of Class A Common Stock of the Issuer held by executive officers of the Reporting Person, constitute approximately 11.6% of the outstanding shares of Class A Common Stock and Class B Common Stock of the Issuer (based upon an aggregate of 70,679,215 outstanding shares of the Class A Common Stock and 10,000,000 outstanding shares of Class B Common Stock (which are convertible into 10,000,000 shares of Class A Common Stock) as of March 13, 2001 as set forth in the Common Stock Purchase Agreement, and after giving effect to conversion of the Notes at the initial conversion price).


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


         (b) The Reporting Person and each of the executive officers referred to above has the sole power to vote or to direct the vote and to dispose of or direct the disposition of their respective shares of the Class A Common Stock.

         (c) Neither the Reporting Person, nor any of the accounts referred to above, nor (to the best knowledge of the Reporting Person) any of its executive officers or directors, has effected any transaction in the Class A Common Stock since its initial filing on Schedule 13D.

         (d) Each of the accounts referred to in Item 3 and each of the executive officers referred to above has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, their respective shares of the Class A Common Stock.

         (e)      Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
           -------------------------------------------------------------


         Except for the Common Stock Purchase Agreement and the Registration Rights Agreement (referred to below) (the "Transaction Agreements") and except as set forth in the Reporting Person's initial filing on Schedule 13D, neither the Reporting Person nor (to the best knowledge of the Reporting Person) any of its executive officers or directors, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

         The Issuer granted shelf and piggyback resale registration rights to Federal Partners with respect to the Shares and the Adjustment Shares pursuant to a Registration Rights Agreement.


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         The Transaction Agreements were filed by the Issuer with the Securities and Exchange Commission as Exhibits 99.3 and 99.4 to its Current Report on Form 8-K dated March 19, 2001.

Item 7.    MATERIAL TO BE FILED AS EXHIBITS.
           --------------------------------


         Not applicable.


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                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  March 26, 2001


                                                 THE CLARK ESTATES, INC.


                                                 By: S/ KEVIN S. MOORE
                                                     ----------------------
                                                     Name:   Kevin S. Moore
                                                     Title:  President




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